PRIMERO ANNOUNCES APPOINTMENT OF PATRICIA FORTIER TO ITS BOARD OF DIRECTORS

Toronto, Ontario, November 1, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) is pleased to announce the appointment of Ms. Patricia A. Fortier to the Board of Directors effective today.

Ms. Fortier is a former Canadian diplomat whose career has focused on political relations, governance, international security, and trade and investment – notably involved with the extractive and defence industries abroad. She most recently acted in the role of Assistant Deputy Minister responsible for Security, Consular, and Emergency Management in Global Affairs Canada. Ms. Fortier was the past Canadian Ambassador to Peru and Bolivia and the Canadian Ambassador to the Dominican Republic. She was also the Minister-Counsellor (Political) at the Canadian Embassy in Washington, D.C. Ms. Fortier’s past work abroad includes being Senior Advisor to the OAS Electoral Observation Mission to Peru and Chief Advisor to the High Level Mission to Peru. In Costa Rica, she worked with international NGOs on climate change (Earth Council) and human rights/democracy (Instituto Interamericano de los Derechos Humanos). Other diplomatic postings included Chile, Canadian mission to the United Nations in New York, India, Kenya and Zambia. She was also a member of the board of the Pearson Peacekeeping Centre.

“I am very pleased to welcome Patricia to the Primero Board,” said Wade Nesmith, Chairman. “She brings an enormous wealth of experience in international relations and government negotiations, and will be able to provide critical insight and guidance to the Board and Management as we work to achieve our goal of building Primero into a leading mid-tier gold producer.”

Ms. Fortier has a Master's degree in Public Administration and a BA (Honours) from Queen's University and was a Weatherhead Fellow at Harvard University. She is fluent in English, Spanish and French.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com